November 14, 2011

Mr. Martin James
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.  20549

Re:	Lakeland Industries, Inc.
Form 10-K for the Fiscal Year ended January 31, 2011, filed on April 7, 2011
Form 10-Q for the Quarterly Period ended April 30, 2011, filed on June 8, 2011
Form 10-Q for the Quarterly Period ended July 31, 2011, filed on September 8, 2011,
   File No. 000-15535

Dear Mr. James:

The following are our responses to the comments of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated October 31, 2011 (the “Comment Letter”), with respect to the referenced filings by Lakeland Industries, Inc. (the “Company”).  All responses set forth herein are numbered to correspond to the numerical paragraphs in the Comment Letter.

Form 10-K for the Fiscal Year Ended January 31, 2011

#1 - Item 5.  Market for the Registrant's Common Equity…. page 27

#1 Lakeland Response:

The following reconciles the disclosure on pages 28 and 52 of the Form 10-K and page 27 of the Proxy Statement:

Number of securities to be issued upon exercise of outstanding options, warrants and rights per 10-K	222,124
Shares granted subsequent to January 31, 2011, but prior to Proxy erroneously included in Proxy	8,014
Shares erroneously omitted from Proxy	(1,985)
Number of securities to be issued upon exercise of outstanding options, warrants and rights per Proxy	228,153

We will correct this in future filings.

#2 - Item 8.  Financial  Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm…. page 39

#2 Lakeland Response:

The Schedule II information will be omitted in future filings. If any schedules are contained in future filings, we will ensure that the audit report properly refers to such.

#3 - Consolidated Statements of Cash Flows….page 43

#3 Lakeland Response:

ASC 830-230-45-1 was applied as follows:

The Company did consider the material items in the cash flow statements affected by variations in foreign exchange. All material foreign exchange effects were removed from the cash flows from investing and financing activities and also from goodwill and other intangible assets as reported, as follows:

CASH FLOW STATEMENT
Adjustments made in cash flow as reported to remove the effects of foreign exchange on major line items:
	Fiscal 2011	Fiscal 2010
Construction loan	$109,092	$(221,984)
Fixed assets	(437,031)	(557,990)
Goodwill	(468,607)	720,008
Other assets	(977,559)	3,129,475
Net change in cumulative translation adjustment	1,774,105	(3,069,509)

The following table will reconcile the additional changes made to the consolidated statements of cash flows which will support the net effect of the exchange rate changes on cash, which were not deemed material for the 10-K.

Reconciliation of additional changes made to the
CONSOLIDATED STATEMENTS OF CASH FLOWS	Fiscal 2011	Fiscal 2010

Foreign exchange effect removed from the following lines as originally reported:

Deferred income taxes	$87,775	$124,805
Accounts receivable	598,346	562,378
Inventories	602,962	657,348
Prepaid income taxes and other current assets	130,810	109,204
Accounts payable	(516,022)	(431,243)
Accrued expenses and other liabilities	(1,094,158)	(1,300,450)

Effect of exchange rate changes on cash	190,287	(277,958)

This addressed all the material foreign exchange changes.

Revised cash flow statements reflecting the effect of the exchange rate changes for the fiscal years ended January 31, 2011 and 2010 would appear as follows:

Lakeland Industries, Inc.
and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Fiscal Years Ended January 31, 2011 and 2010

	As revised	As revised

	2011	2010
Cash flows from operating activities
Net income	$971,999	$1,029,792
Adjustments to reconcile net income to net cash provided by (used in) operating activities
Provision for inventory obsolescence	626,614	211,601
Provision for doubtful accounts	9,891	96,074
Deferred income taxes	(947,916)	1,441,786
Depreciation and amortization	1,976,596	1,744,113
Stock based and restricted stock compensation	676,304	198,588
(Increase) decrease in operating assets
Accounts receivable	1,920,023	(1,989,276)
Inventories	(7,365,537)	18,943,885
Prepaid income taxes and other current assets	47,747	(1,622,424)
Other assets	(1,640,264)	692,476
Increase (decrease) in operating liabilities	—	—
Accounts payable	2,105,183	(402,403)
Accrued expenses and other liabilities	592,260	(1,944,461)
Net cash provided by (used in) operating activities	(1,027,100)	18,399,751
Cash flows from investing activities
Purchases of property and equipment	(1,698,500)	(1,192,251)
Net cash used in investing activities	(1,698,500)	(1,192,251)
Cash flows from financing activities
Net borrowings (payments) under credit agreement	1,968,131	(14,890,899)
VAT taxes payable	3,309,811	—
Purchases of stock under stock repurchase program	(1,659,673)	(97,788)
Other liabilities	11,054	17,566
Net proceeds (repayment) construction loan	(93,601)	(88,993)
Proceeds from exercise of stock options	—	23,562
Shares returned in lieu of taxes under restricted	—	(110,967)
stock program	(19,284)	—
Net cash provided by (used in) financing activities	3,516,438	(15,147,519)
Effect of exchange rate changes on cash	190,287	(277,958)
Net (decrease) increase in cash and cash equivalents	981,125	2,337,939
Cash and cash equivalents at beginning of year	5,093,380	2,755,441
Cash and cash equivalents at end of year	$6,074,505	$5,093,380

Management believes the effect of exchange rate changes on cash balances held in foreign currencies was not material. However, we will properly reflect the reporting requirements for exchange rate changes in future filings.

#4 - Note 1.  Business and Significant Accounting Policies

Revenue Recognition….page 44

#4 Lakeland Response:

Lakeland offers a growth rebate to certain distributors each year on a calendar - year basis. Sales are tracked on a monthly basis, and accruals are based on sales growth over the prior year. The growth rebate accrual is booked on a monthly basis as a reduction to revenue and an increase to liabilities if the accrual is increased and the reverse if the trend goes in the opposite direction over the prior year in a given month. Based on volume and products purchased, distributors can earn anywhere from 1% to 4% rebates in the form of either a quarterly or annual credit to their account, depending on the specific agreement. In estimating the accrual needed, management tracks sales growth over the prior year.

For fiscal 2011 and prior years, the Executive Vice President of Sales was responsible for the estimates and advised the accrual needed each month. The estimate was based on historical sales growth for the Company’s distributors. The fourth quarter adjustment is due to actual sales being less than estimated due to an unexpected downward trend in sales growth. In fiscal 2011, the Executive Vice President of Sales overestimated the growth of some distributors over the prior year, and the accrual was adjusted to actual in the fourth quarter of fiscal 2011 per the table below:

	Fiscal 2011
	Q1	Q2	Q3	Q4	Total
Growth Rebate Accrual	$344,139	$141,472	$348,545	$280,209	$1,114,365
Reversal	$-	$-	$-	$(229,800)	$(229,800)
Total Rebated					$884,565

	Fiscal 2010
	Q1	Q2	Q3	Q4	Total
Growth Rebate Accrual	$126,766	$189,415	$77,831	$194,354	$588,366
Reversal	$-	$-	$-	$(12,016)	$(12,016)
Total Rebated					$576,350

The growth rebate program is reviewed quarterly by internal audit. Additionally, the Company has enhanced its monitoring and reviewing activities and carefully reviews assumptions as to the sales growth of distributors. We did not consider the reversal amount in the fourth quarter of fiscal 2011 material for specific disclosure in the financial statements and respectfully consider our current disclosure sufficient.

#5 - #9 Goodwill and Intangible Assets….page 45

#5 Lakeland Response:

In accordance with ASC 350-20-50-1, the changes in the carrying amount of goodwill during fiscal year 2011 are summarized in the following table:

	North American and Other Foreign	Brazil	Total
Balance as of January 31, 2010	$871,296	$4,957,847	$5,829,143
During fiscal year 2011
Effect of foreign currency translation	$-	$468,607	$468,607
Balance as of January 31, 2011	$871,296	$5,426,454	$6,297,750

The Company has no recorded impairment losses and no changes were made in the carrying amount of goodwill, other than foreign currency translation during 2011. The Company deems that the change due to foreign exchange translation to be immaterial and respectfully requests that we add this disclosure in future filings. Please note that there was no goodwill associated with our China and India locations.

#6 Lakeland Response:

See response 5 above for information about goodwill in total and for each reportable segment.

In all future filings, we will include, for each reportable segment, goodwill in total and for each reportable segment and any significant changes in the allocation of goodwill.  Goodwill is tested at the reporting unit level.

#7 Lakeland Response:

We applied ASC 350-20-35-1 and ASC 350-20-35-33 through 35-44 as follows:

The Brazil segment consists of only one reporting unit: Qualytextil, S.A. (now Lakeland Brazil, S.A.) therefore, goodwill impairment was assessed at this level.

The North American and other foreign segment consist of a number of reporting units. The Mifflin Valley (now Reflective division) is the only reporting unit with goodwill within the segment.

The operating segment and reporting unit structure are addressed in #17.

#8 Lakeland Response:

For Mifflin Valley goodwill of $0.9 million, fair value was determined for fiscal 2011 by capitalizing the projected operating income of $330,000 at a multiple of 6x, which approximates a conservative market multiple, yielding a current market value of $2.0 million, which exceeds the carrying value.

For Qualytextil, S.A., the Company prepared projections and then engaged a professional appraisal firm who reviewed the projections and from them the Company prepared a discounted cash flow model, arriving at an enterprise value in excess of the carrying value, including all goodwill and other intangibles.

The results of each of these tests indicated goodwill was not impaired.

#9 Lakeland Response:

For future filings, we will remove the reference to the use of outside professional appraisers and include the following language:

The Company measures any potential impairment on a projected discounted cash flow method. Estimating future cash flows requires the Company’s management to make projections that can differ materially from actual results.

#10 - Impairment of Long-Lived Assets….page 46

#10 Lakeland Response:

In accordance with ASC 360-10-35, we determined whether projected cash flows from the long-lived assets are separately identified as follows:

We look at projected EBITDA which approximates cash flows at the lowest level for which identifiable cash flows are largely independent of cash flows of other assets and liabilities. A long-lived asset is tested for recoverability whenever events or changes in circumstances indicate that its carrying value may not be recoverable. Management continually evaluates events and changes in circumstances which affect each of the operating units to determine whether each unit’s carrying value is recoverable.

#11 - Allowance for Doubtful Accounts….page 46

#11 Lakeland Response:

In future filings we will disclose the following which more accurately describes our policy with respect to establishing allowances for accounts receivable:

Trade accounts receivable are stated at the amount the Company expects to collect. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company recognizes losses when information available before the financial statements are issued or are available to be issued indicates that it is probable that an asset has been impaired based on criteria noted above at the date of the financial statements, and the amount of the loss can be reasonably estimated. Management considers the following factors when determining the collectability of specific customer accounts:

Customer creditworthiness, past transaction history with the customer, current economic industry trends and changes in customer payment terms. Past due balances over 90 days and other higher risk amounts are reviewed individually for collectability. If the financial condition of the Company’s customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. Based on management’s assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. Balances that remain outstanding after the Company has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

#12 - Foreign Operations and Foreign Currency Translation….page 48

#12 Lakeland Response:

The functional currency for the Brazil operation is the Brazil Real; the United Kingdom, the Euro; the trading company in China, the RenminBi; the Canada Real Estate, the Canadian dollar; and the Russia operation, the Russian Ruble. We inadvertently did not include Russia in the list of subsidiaries or include the above disclosure. We will add such disclosures in future filings.

#13 - #14 Note 7.  Stockholders' Equity and Stock Options….page 52

#13 Lakeland Response:

For future filings, we will include the following language in order to comply with ASC 718-10-50-1 and ASC 718-10-50-2.

There are two general equity plans, the 2006 and 2009 equity plans, and a nonemployee director option plan. Each of the 2006 and 2009 plans has the identical structure and each plan includes all of the components described below:

Nature and terms

Restricted Stock Plan - employees
Long-term incentive compensation-three-year plan.  Employees are granted potential share awards at the beginning of the three-year cycle at baseline and maximum amounts.  The level of award and final vesting is based on the Board of Director’s opinion as to the performance of the Company and management in the entire three year cycle.  All vesting is three-year “cliff” vesting - there is no partial vesting. The valuation is based on the stock price at the grant date and amortized to expense over the three-year period.

Restricted Stock Plan – Directors
Long-term incentive compensation-three-year plan.  Directors are granted potential share awards at the beginning of the three-year cycle at baseline and maximum amounts.  The level of award and final vesting is based on the Board of Director’s opinion as to the performance of the Company and management in the entire three-year cycle.  All vesting is three-year “cliff” vesting-there is no partial vesting. The valuation is based on the stock price at the grant date and amortized to expense over the three-year period.

Matching award program
All participating employees are eligible to receive one share of restricted stock awarded for each two shares of Lakeland stock purchased on the open market.  Such restricted shares are subject to three-year time vesting. The valuation is based on the stock price at the grant date and amortized to expense over the three-year period.

Bonus in stock program - employees
All participating employees are eligible to elect to receive any cash bonus in shares of restricted stock.  Such restricted shares are subject to two-year time vesting. The valuation is based on the stock price at the grant date and amortized to expense over the two-year period. Since the employee is giving up cash for unvested shares, the amount of shares awarded is 133% of the cash amount based on the grant date stock price.

Director fee in stock program
All directors are eligible to elect to receive any director fees in shares of restricted stock.  Such restricted shares are subject to two- year time vesting. The valuation is based on the stock price at the grant date and amortized to expense over the two-year period.  Since the director is giving up cash for unvested shares, the amount of shares awarded is 133% of the cash amount based on the grant date stock price.

Non-employee director stock option plan
The plan provides for an automatic one-time grant of options to purchase 5,000 shares of common stock to each nonemployee director newly elected or appointed. Options are granted at not less than fair market value, become exercisable commencing six months from the date of grant and expire six years from the date of grant. In addition, all nonemployee directors re-elected to the Company’s Board of Directors at any annual meeting of the stockholders will automatically be granted additional options to purchase 1,000 shares of common stock on that date.

#14 Lakeland Response:

For future filings, we will include the following table in Note 7 to comply with the disclosure requirements of ASC 718-10-50-2 (c)(2), updated as appropriate:

Total Restricted Shares- including both the 2006 and 2009 Plans as detailed below:	Outstanding Unvested Grants At Maximum At Beginning Of FY11	Granted During FY11	Becoming Vested During FY11	Forfeited During FY11	Outstanding Unvested Grants At Maximum At End Of FY11

Restricted stock grants - employees	167,371	-	-	30,247	137,123
Restricted stock grants - directors	63,184	-	-	-	63,184
Matching award program	2,558	500	-	-	3,058
Bonus in stock - employees	23,311	3,000	6,000	832	19,479
Retainer in stock - directors	-	-	-	-	-
Total restricted stock plan	256,424	3,500	6,000	31,079	222,844

The amount reported for matching shares on the Form 10-K of 2,338 was in error and should have been 3,058, as per the above table. The total restricted stock plan shares are correct as per the 222,844 above. Numbers may not add due to rounding.

Shares under 2009 Plan	Outstanding Unvested Grants At Maximum At Beginning Of FY11	Granted During FY11	Becoming Vested During FY11	Forfeited During FY11	Outstanding Unvested Grants At Maximum At End Of FY11

Restricted stock grants - employees	167,371	-	-	30,247	137,123
Restricted stock grants - directors	63,184	-	-	-	63,184
Matching award program	-	500	-	-	500
Bonus in stock - employees	-	3,000	-	-	3,000
Retainer in stock - directors	-	-	-	-	-
Total restricted stock plan	230,555	3,500	-	30,247	203,807
Numbers may not add due to rounding.

1,000 shares were issued in February 2011 and inadvertently included in Form 10-K

Shares under 2006 Plan	Outstanding Unvested Grants At Maximum At Beginning Of FY11	Granted During FY11	Becoming Vested During FY11	Forfeited During FY11	Outstanding Unvested Grants At Maximum At End Of FY11

Restricted stock grants - employees	-	-	-	-	-
Restricted stock grants - directors	-	-	-	-	-
Matching award program	2,558	-	-	-	2,558
Bonus in stock - employees	23,311	-	6,000	832	16,479
Retainer in stock - directors	-	-	-	-	-
Total restricted stock plan	25,869	-	6,000	832	19,037

Weighted average grant date fair value, under 2009 Plan	Outstanding Unvested Grants At Maximum At Beginning Of FY11	Granted During FY11	Becoming Vested During FY11	Forfeited During FY11	Outstanding Unvested Grants At Maximum At End Of FY11

Restricted stock grants - employees	$8.00	$-	$-	$8.00	$8.00
Restricted stock grants - directors	8.00	-	-	-	8.00
Matching award program	-	9.03	-	-	9.03
Bonus in stock - employees	-	9.31	-	-	9.31
Retainer in stock - directors	-	-	-	-	-

Weighted average grant date fair value, under 2006 Plan	Outstanding Unvested Grants At Maximum At Beginning Of FY11	Granted During FY11	Becoming Vested During FY11	Forfeited During FY11	Outstanding Unvested Grants At Maximum At End Of FY11

Restricted stock grants - employees	$-	$-	$-	$-	$-
Restricted stock grants - directors	-	-	-	-	-
Matching award program	10.56	-	-	-	10.56
Bonus in stock - employees	7.04	-	11.91	5.16	5.63
Retainer in stock - directors	-	-	-	-	-

Overall weighted average per share - all plans
Restricted stock grants - employees	$8.00	$-	$-	$8.00	$8.00
Restricted stock grants - directors	8.00	-	-	-	8.00
Matching award program	10.56	9.03	-	-	10.31
Bonus in stock - employees	7.04	9.31	11.91	5.16	6.20
Retainer in stock - directors	-	-	-	-	-
Total restricted stock plan	7.94	9.27	11.91	7.92	7.87

#15 - Note  1 0.  VAT Tax Issue in Brazil….page 56

#15 Lakeland Response:

The following discussion provides further information about the nature of the Brazil VAT tax claims and our accounting for the related amounts in the financial statements:  VAT tax in Brazil is both at the federal and state level, but the larger amount is at the state level. We commenced operations in Brazil in May 2008 through an acquisition. At the time of the acquisition, and going back to 2004, the acquired company used a port facility in a neighboring state, rather than its own, in order to take advantage of incentives, in the form of a discounted VAT tax, to use such neighboring port facility. We continued this practice until April 2009. The practice was stopped largely for economic reasons, resulting from additional trucking costs and longer lead time.  The Bahia state auditors (state of domicile for the Lakeland operations in Brazil) initially reviewed the period from 2004-2006 and filed a claim for unpaid VAT taxes in October 2009. The claim asserted that the state VAT taxes are owed to the state of domicile of the ultimate importer/user and disregarded the fact that the VAT taxes had already been paid to the neighboring state.

Lakeland then prepared an internal analysis of the potential claims from 2007-2009 based on the claims submitted by Bahia for 2004-2006.

Set forth below are the total amounts of potential tax liability from both the first and second claims, the amount of payments already made into amnesty or scheduled for future payment, which are not eligible for future credit (essentially the discount allowed as an incentive by the neighboring state), less the amount of VAT taxes actually paid which are available as a credit and the amounts of the escrow released by one of the three sellers of the Brazilian company acquired by the Company. The foregoing forms the basis for the USD $1.6 million charge to expense recorded by Lakeland in the first quarter of fiscal 2011.

	BRL			USD
Foreign exchange rate				1.82	1.82	1.82
	Total Paid Or To Be Paid Into Government Under Amnesty Program	Total Not Available For Credit1	Available For Credit2	Total Paid Or To Be Paid Into Government Under Amnesty Program	Total Not Available For Credit¹	Available For Credit2

Original claim 2004-2006	3,474,843	1,419,572	2,055,270	1,909,254	779,985	1,129,269

Second claim

Pre-acquisition 2007-April 2008	2,371,196	981,185	1,390,011	1,302,855	539,112	763,743
Post-acquisition May 2008-April 2009	3,580,403	1,481,546	2,098,857	1,967,255	814,037	1,153,218

Total second claim	5,951,599	2,462,731	3,488,868	3,270,110	1,353,149	1,916,961

Totals	9,426,442	3,882,303	5,544,139	5,179,364	2,133,134	3,046,230

Escrow released from one seller released escrow	1,000,795	1,000,795	-	549,887	549,887	-

Charged to expense at April 30, 2010	-	2,881,508	-	-	1,583,246	-

¹ Essentially represents the discount originally offered as incentive by neighboring state.
2 The amount allowed as credit against future payments represents the VAT taxes actually previously paid to the neighboring state.

With respect to our future accounting for funds and the related accounting treatment as discussed on page 57, please be advised as follows:

In addition to the direct cost of the additional tax liability accrued per above, there are several additional costs which will be future costs. There will be interest costs on the cash paid during the period from the payment to the state and the credit to be subsequently used, which has been and will be charged to expense as incurred. There will be legal fees to defend and resolve this legal matter before the state, which will be charged to expense as incurred. Further, there will be a loss of an incentive known as “desenvolve”3 as a result of using the credit rather than cash payments for the future VAT taxes. The “desenvolve” has already been reflected in the operating results subsequent to May 2010 through August 2011 when the initial credit was exhausted and the Company resumed normal monthly cash payments for VAT taxes. This has been reflected as a reduction in the gross margin in the ensuing period through August 2011. This is not a cost but a lost discount.

3 A definition of this term is given on page 57 of the January 31, 2011, Form 10-K.

#16 - Note 12.  Commitments and Contingencies

#16 Lakeland Response:

In future filings we will include additional disclosure regarding our accounting policy for loss contingencies as follows:

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company’s management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been or is probable of being incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

#17 – #20 Note 14.  Manufacturing Segment Data….page 62

#17 Lakeland Response:

The following summarizes the reporting format used by our Chief Executive Officer and Chief Financial Officer, our chief operating decision makers. Some segments are immaterial and are combined with others. The reported measures for segment profit or loss and segment assets are those that management believes are determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in the Company’s consolidated financial statements. In the U.S., our operating units are structured by product line. Outside the U.S., however, we simply have the reporting by geographic units, which largely sell the entire Lakeland product line. It is not practicable to provide product breakdown by foreign operations. The chief operating decision makers use only one measure of a segment’s profit or loss and only one measure of a segment’s assets in assessing segment performance and deciding how to allocate resources.

Regarding segment assets, within the U.S. the inventory is broken down for reporting the same way as described above. Outside the U.S., inventory is not broken down by product line nor are receivables.

The reporting format used by the chief operating decision makers is as follows:

Disposables
Gloves (Highland)
Chemical
Woven
Laidlaw
Reflective Apparel
Corporate
USA subtotal

Weifang
Meiyang
QingDao
Beijing
Hong Kong
China subtotal

Mexico
Canada
UK
Chile
India
India Branch Office
Japan
Argentina
Kazakhstan
Russia
Foreign subtotal

QT - Brazil

Eliminations

Consolidated

#18 Lakeland Response:

The Company considered disclosure requirements of ASC 280-10-50-22, including the requirement to disclose revenues from external customers and revenues from transactions with other operating segment for each reportable segment, based on materiality and applicability.

Going forward, the Company will include in the Manufacturing Segment Data a break-out of external and intersegment sales consistent with the tables below:

	12 months ended			12 months ended
	1/31/2011			1/31/2010
Manufacturing Segments
	Net Sales	Intersegment Sales	External Sales	Net Sales	Intersegment Sales	External Sales

North America and other foreign	$77,404,649	$3,853,791	$73,550,858	$75,274,796	$3,644,203	$71,630,593
China	32,772,369	18,787,448	13,984,921	19,473,004	10,316,207	9,156,297
India	1,718,665	1,513,125	205,540	824,083	643,931	180,152
Brazil	13,495,006	-	13,495,006	13,173,777	-	13,173,777
Less intersegment sales	(24,154,364)	(24,154,364)	-	(14,604,841)	(14,604,841)	-
Consolidated sales	$101,236,325	$0	$101,236,325	$94,140,819	$0	$94,140,819

In addition to this change, ‘Other Foreign’ (those countries that are not material) will be separated from ‘North America’ in all reporting categories per the tables below:

	12 Months Ended			12 Months Ended
	1/31/2011			1/31/2010
Manufacturing Segments
	Net Sales	Intersegment Sales	External Sales	Net Sales	Intersegment Sales	External Sales

USA	$61,443,788	$1,924,887	$59,518,901	$62,512,112	$2,178,562	$60,333,550
China	32,772,369	18,787,448	13,984,921	19,473,004	10,316,707	9,156,297
India	1,718,665	1,513,125	205,540	824,083	643,931	180,152
Brazil	13,495,006	-	13,495,006	13,173,777	-	13,173,777
Other foreign	15,960,861	1,928,904	14,031,957	12,762,684	1,465,641	11,297,043
Less intersegment sales	(24,154,364)	(24,154,364)	-	(14,604,841)	(14,604,841)	-
Consolidated sales	$101,236,325	$0	$101,236,325	$94,140,819	$0	$94,140,819

Further, for future filings we will add the following tables relating to interest expense and income taxes by segment:

Manufacturing Segments	12 Months Ended	12 Months Ended
	1/31/2011	1/31/2010
Interest expense
USA	$138,803	$791,634
China	123,342	-
India	-	26
Brazil	186,534	322,321
Other Foreign	81,488	196,947
Less intersegment interest	(192,125)	(199,472)
Consolidated interest expense	$338,042	$1,111,456

Income taxes
USA	$292,897	$(391,808)
China	1,008,866	686,915
India	-	-
Brazil	(264,637)	(224,239)
Other Foreign	180,696	(118,536)
Less intersegment taxes	(563,980)	453,529
Consolidated income tax expense	$653,842	$405,861

Interest income is not material.

#19 Lakeland Response:

For future filings, we will include the tables referred to in the response to #18.  We will be able to disclose the revenue from external customers across the board by geographic location and by product line in the U.S. It is not practicable to disclose revenues from external customers outside the U.S. broken down by product line.

Outside of the U.S., our reporting capabilities are limited, and most of our foreign accounting systems do not easily lend themselves to reporting sales by product.

#20 Lakeland Response:

The Company considered disclosure requirements of ASC 280-10-55-23 based on materiality.  The Company also considered the reporting of ‘Identifiable Assets’ as satisfying the requirements of ASC 280-10-50-41. Going forward, the Company will include in the Manufacturing Segment Data an additional break-out of long-lived assets and revenues including intersegment sales and external sales. Going forward, the Company will also separate ‘Other Foreign’ (those foreign countries that are not material) from ‘North America’ in all reporting categories, as presented in the response to #18 above.

#21 - Item 9A.  Controls and Procedures

Disclosure Controls and Procedures….page 64

#21 Lakeland Response:

We will remove the definition of disclosure controls and procedures in future filings.

#22 - Item II.  Executive Compensation….page 67

#22 Lakeland Response:

The following is a reconciliation of the disclosures on pages 8 and 29 of our definitive Proxy Statement regarding the maximum number of shares that Messrs. Bachelder and Smith may obtain. The differences are due to the timing of the disclosures: page 8 states the amounts as of January 31, 2011, while page 29 provides the amounts as of April 18, 2011, the record date of the Annual Meeting to which the Proxy Statements relates:

	Per p. 8 of Proxy	Per p. 29 of Proxy	Per p. 29 of Proxy	Difference Maximum To Amount Per p8 Table

Maximum # shares:		Baseline	Maximum

Raymond J. Smith	9,372	3,102	4,686	(4,686	)1

Stephen M. Bachelder	12,012	14,770	20,026	8,014	2

1 Mr. Smith retired from the board on February 25, 2011.  As such, he forfeited one-half of his maximum shares. The remaining one-half of his award under the restricted stock plan will vest in June 2012, pursuant to the board’s decision at that time of the performance level of the Company: maximum, minimum or zero.
2 Mr. Bachelder was awarded an additional 8,014 shares at maximum on April 14, 2011, as a result of his assuming the position of national Sales Manager.

Please note that the sentence that read that “Mr. Ryan voluntarily declined any bonus for fiscal 2009,” should have read that Mr. Ryan voluntarily declined any bonus for fiscal 2008 to be paid in fiscal 2009.

Please note that the statement regarding the “inclusion of $15,754 as bonus in restricted stock,” should have read includes $25,754 as a bonus in restricted stock.

Mr. Ryan earned a bonus of $42,000 for fiscal year 2009. The bonus was reduced by 8% to $38,640. One-half of this or $19,320 was paid in cash and Mr. Ryan elected to take the balance in restricted stock. Pursuant to the 2009 Equity Plan, Mr. Ryan was issued one-third additional value in shares for electing unvested stock or $25,754 after rounding.

#23 - Item 15.  Exhibits….page 68

#23 Lakeland Response:

Please be advised that the 2006 Incentive Plan was filed as Exhibit 4.1 to the Registration Statement on Form S-8 filed by the Company on July 26, 2007, and the 2009 Incentive Plan was filed as Exhibit 4.1 to the Registration Statement on Form S-8 filed by the Company on September 8, 2011. With respect to future Form 10-K filings, we will list these plans in the Exhibit section and incorporate by reference to the applicable Form S-8.

#24 - Exhibit 23.1  Consent of Warren, Averett, Kimbrough & Marino, LLC

#24 Lakeland Response:

Please be advised that we intend to file an amendment to our Form 10-K to include as an exhibit the consent of our independent registered accounting firm.

#25 – #29 Form 10-Q for the Quarterly Period Ended July 31, 2011

Item 1.  Financial Statements
Note 12.  Derivative Instruments and Foreign Currency Exposure….page 14

#25 Lakeland Response:

The gain or loss on the fair value hedges in the consolidated statement of operations is reported in operating expense. We decided not to show as a separate line item due to materiality consideration.

We entered into derivative forward contracts to mitigate foreign currency risk exposure. Our assets or part of our assets denominated in foreign currency are our hedged items. Our forward contracts are based on our consolidated financial position risk level which in turn is mostly based on the fact that when we remeasure foreign subsidiaries’ financial statements; we have a gain or loss from the remeasurement.

We have considered the disclosure requirements of ASC 815-10-50-1 through 50-4 as follows:

We took out forward hedge contracts to mitigate gain or loss from remeasurement. Our Euro forward contract derivative was entered into as a hedge of our net investment in foreign subsidiary. The 90-day terms of our forward contracts match our operating quarterly reporting cycles. Due to this, we have decided to designate such contract as derivative nonhedging accounting.

However, we mistakenly classified them as a fair value hedge. We will correct this in our future filings.

#26 Lakeland Response:

We have considered the disclosure requirements of ASC 815-30-50-1 (ASC 813-30-50-1 per your letter) as follows:

For our derivatives designated as cash flow hedges, we reclassify the portion of gain or loss into earnings from accumulated comprehensive income when the hedge instrument becomes ineffective. We define our cash flow hedge as ineffective by measuring the probability of forecasted payments and contract expiration.

As of July 31, 2011, based on the forward rates provided to our bank, we expect to reclassify a total of $8,099 from accumulated comprehensive income into our future loss, and this amount is reported as part of accounts payable on July 31, 2011.

Our cash flow contract ends on April 16, 2012. We entered into a cash flow hedge based on forecasted future payments of Euros to our China entity and to mitigate the risk of the Euro currency.

a.	We expect our China operation will receive Euro 250,000 every two months from June 14, 2011 through April 16, 2012.
b.
We are contractually obligated with banks in China to deliver Euro 250,000 every two months for six payments from June 14, 2011 through April 16, 2012. This is based on hedged items and forecast future collections paid in Euros. We review our accounts receivable in Euros and the probability of collections against each forward contract and unrecognized future commitment and evaluate the hedging instrument effectiveness at each month end. Up until now gains and losses have not been material. We will make note of it in future filings.

c.
The hedge items of accounts receivable in Euros was accounted for in accumulated comprehensive income, the effective portion of the cash flow hedge is accounted for in accumulated comprehensive income and the ineffective portion from the cash flow hedge is accounted for in current earnings.

#27 Lakeland Response:

We have two types of derivatives; one is a derivative not designated as a hedging instrument, as presented below:  we entered into derivative nonhedging instruments to mitigate the foreign operation foreign currency risk exposure. Derivative nonhedging instruments are entered into as a forward three-month contract, which matches our operating quarterly cycle. However, we inadvertently misclassified this type of derivative as a fair value hedge in our disclosure. We will correct this in our future filings.

The other type of derivative is a cash flow hedge; it is to mitigate the risk of the Euro against RenminBi on future forecasted Euro payments.

We entered into the cash flow hedge on April 12, 2011, with six forward contracts starting on April 14, 2011 and ending on April 16, 2012. As of July 31, 2011, the fair value in our cash flow hedge is a liability of $8,099 that is reported as part of accounts payable. We have a realized gain of $2,149 that is reported as net of our operating expense in our income statement.

Below is a summary of our derivative position:
Fair Value of Derivative Instruments
Derivatives not designated as hedging instruments
	Reporting in	Three Months Ended		Three Months Ended
	Financial Statement	July 31, 2011	July 31, 2010	April 30, 2011	April 30, 2010
Foreign exchange contracts		$3,634,759	$2,624,344	$2,871,546	$1,161,609
Gain (loss) reported in current earnings	Operating expense/income	13,996	(24,891)	(186,230)	(54,969)

The following table complies with the disclosure requirements of ASC 813-30-50-2 which were not deemed material to be included in Form 10-K but will be included in future filings.

Derivatives designated as hedging instruments
		As of	As of
		July 31, 2011	April 30, 2011
Foreign currency cash flow hedge		$1,800,375	$2,131,621
Gain (loss) reported in Other Comprehensive Income	Accounts Payable	(8,099)	(67,354)
Gain (loss) reported in Current Earnings	Operating expense/income	2,149	-

#28 Lakeland Response:

We consider the financial instrument fair value disclosure requirements of ASC 825-10-50 as follows:
a.	We disclose the fair value of our outstanding derivatives in the consolidated financial statements within footnote 12. In the future, we will separate this disclosure on its own.
b.	We obtained a market rate from the financial institution with whom we entered the contracts to calculate the fair value at each reporting date.
c.	As of July 31, our fair value in our derivative is a liability of $8,099; this is the fair value from our cash flow hedge.

#29 Lakeland Response:

As you requested, the following example will explain our fair value hedges utilized in the second quarter for which we disclosed total notional amount of $3.6 million:

Fiscal 2012 Second Quarter
Forward Contracts Sold		Notional Value	Notional Value	Fair Value
		Local Currency	USD	Gain(Loss)
Canadian Dollar	CAD	650,000	$679,206	$(5,725)
Chile Peso	CLP	100,000,000	212,499	(6,262)
British Pound	GBP	100,000	165,900	900
Euro	EUR	1,100,000	1,622,500	37,290
Argentine Peso	ARS	4,000,000	954,654	(12,207)
			$3,634,759	$13,996

We use 90 day forward contracts as fair value hedges. These are timed to expire at our fiscal quarter ending dates and are rolled over the following morning. This is done to coincide with our operating cycle. The main items being hedged are our receivables which average 45 to 60 days outstanding, and the funds stay in cash. Thus, our operating cycle correlates closely with our quarterly reporting cycle, making the reporting simpler.

For example, we hedged a notional value of $650,000 CAD for our second quarter hedge. This amount was derived based on a recent monthly average receivable balance of about $1.3 million CAD. We determined that the CAD was not very volatile currently and decided to hedge only 50% of the exposure.

#30 and #31 - Note 14.  Termination of License Agreement with DuPont….page 17

#30 and #31 Lakeland Response:

In fiscal 2010 and 2011, Lakeland earned $0.19 and $0.18 cents per share. The loss of DuPont products will impact earnings in the fourth quarter of 2011 and first quarter of 2012 as we switch customers out of DuPont products and into our proprietary products.  Nonetheless, we expect to earn more than $0.18 cents per share in each of fiscal 2012 and fiscal 2013, which is what we indicated in our press release attached to our July 2011 Form 8-K. Based upon the sales projections by each divisional sales manager, this is and was our best estimate of future earnings, both before and after DuPont’s termination notice. We are still projecting, as we indicate in our July 2011 Form 8-K, improved operating earnings over fiscal 2011 for both years. It is, however, difficult to predict accurately what the overall impact of the DuPont termination will be. In the prior six years our Form 10-K always carried a “Risk Factor” concerning DuPont’s Tyvek and Tychem supplies.

Nonetheless, between 2005-2011, we have been introducing alternative fabrics to DuPont Tyvek and Tychem. These fabrics are available to us from other textile mills and do everything and, in some instances more, than DuPont Tyvek and Tychem materials do in the way of protection and comfort.

Our strategy is to switch customers out of Tyvek and Tychem fabrics and into our existing proprietary alternative products, which not only equal, but outnumber, all of DuPont’s product offerings while simultaneously earning better margins for Lakeland than the DuPont product lines.

We will not know the full extent of the impact probably until summer 2012. The impact will be determined by how many customers will switch over to our proprietary products lines from the DuPont product lines and also when their switching will occur.

Secondly, we can still purchase all the DuPont Tyvek and Tychem we want from DuPont’s other master distributors should we so choose. Currently, we are not planning to do this, as we would rather focus on switching customers to our new proprietary lines, rather than further confuse the situation by offering the DuPont line also.

Simply stated, we have created alternatives to the entire DuPont product line over the last five years, and we still have access to the DuPont product line through DuPont’s master distributors. Thus, we can still buy any DuPont product through an existing master distributor and resell it to the distributor or end user with a modest margin in the former or a very good margin spread in the later case.

As we stated in our press release attached to our July 2011 Form 8-K, had DuPont terminated the Agreement a few years ago when we had not developed complementary and alternative products, the impact would have been greater. By how much, we do not know as this is a rapidly changing market. DuPont Tyvek and Tychem are available to anybody who has the money to pay for it but, at least at this point, we prefer to market our own proprietary products. Management does not expect the DuPont termination to result in any asset impairment.  The only real asset affected is inventory and we expect to sell our remaining inventory of Tyvek products to near zero.

#32 - Note 15. Brazil Management and Share Purchase Agreement….page 18

#32 Lakeland Response:

The Brazil management and Stock Purchase Agreement matter revolves around two issues:  whether the termination of two managers who were also sellers pursuant to the Stock Purchase Agreement was properly for “cause” and whether the remaining funds held in escrow should be released to Lakeland to compensate for the VAT tax issue. So long as each of the terminations of the two managers were for cause, there will be no further contractual liability. The status of the two managers’ termination are potential loss contingencies and the potential escrow release is a gain contingency. In future filings, the following language will be added to the language in the second paragraph of Note 15 in the July 31, 2011, Form 10-Q:

The matter is currently being arbitrated with a decision expected in March 2012. Should the terminations be determined by the Arbiters not to be for cause, there could be a payment up to approximately $10.3 million USD payable to the two terminated individuals, or $5.5 million to one and $4.8 million to the other.  These payments reflect contractual provisions that entitle these individuals to maximum earn-out payments should they be terminated without cause. Based on the actual results of calendar 2010 as contractually specified no supplemental purchase price has been earned. Management believes it has strong evidence to support its case that the terminations were properly for cause and believes it is probable that there will be no liability to the Company. As such, no accrual has been made. However, as with most judicial proceedings, there is a reasonable possibility that a loss may be incurred.  The current balance in the escrow fund is approximately $1.3 million USD which if released by the arbitration panel to the company, will represent a gain contingency, net of legal fees and other related costs.

The legal and arbitration fees are being charged to expense as incurred.

#33 - #34 Item 4.  Controls and Procedures….page 24

#33 Lakeland Response:

We have determined that there is no need for the reference to the “reasons discussed below” and will remove such reference in future filings.

#34 Lakeland Response:

We will remove the language regarding management’s assessment of internal control over financial reporting in future quarterly filings. We did perform an assessment of our internal controls as of July 31, 2011.

#35 - Form 10-Q for the Quarterly Period Ended April 30, 2011

Item 4.  Controls and Procedures….page 24

#35 Lakeland Response:

We have determined that the reference to a material weakness over our China operations was inadvertent and arose out of making revisions to a prior year’s Form 10-Q when we inadvertently did not remove this language.  We will remove any such reference in future filings.

As requested in your letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Inasmuch as the undersigned will be overseas visiting Company facilities, if you have any questions, or if we can be of any assistance with respect to the foregoing, please do not hesitate to contact our counsel, Gary T. Moomjian of Moomjian, Waite & Coleman, LLP (tel. 516-937-5900.

Very truly yours,

Gary A. Pokrassa
Chief Financial Officer

cc: Christopher J. Ryan
Gary T. Moomjian, Esq.